FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                       Form 20-F         X        Form 40-F

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes                        No            X

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes                        No            X

   Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes                        No            X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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              Endesa Gets Contract to Sell Power to Telecom Italia

     NEW YORK--(BUSINESS WIRE)--March 14, 2003--Endesa Italia, a subsidiary of Endesa S.A. (NYSE:ELE) and Telecom Italia and have signed a contract, on an annual basis, for the supply of power to the companies in the Telecom Italia group.
     The power to be sold by ENDESA Italia will be generated by the company's own plants which have an installed capacity of 5,720 MW and an output of around 18,000 GWh in 2002.
     ENDESA Italia's production is aimed at both the Italian regulated and liberalised market. In the latter, the company is currently negotiating new contracts with wholesalers and eligible customers such as Telecom Italia, for a total of 4,000 GWh.
     With this contract ENDESA enlarges its customer portfolio in Europe, where it counts on over 500 points of supply to eligible customers in five European countries with an annual consumption above 9,100 GWh.
     This agreement allows Telecom Italia to cover 10% of its annual electricity needs under more favourable conditions than in the regulated market.
     For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: Endesa
             Jacinto Pariente
             North America Investor Relations Office
             telephone: 212/750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: March 14, 2003        By: /s/ Jacinto Parinete
                                -----------------------------------------------
                             Name: Jacinto Pariente
                             Title: Manager of North America Investor Relations